October 3, 2007

VIA EDGAR

Securities and Exchange Commission

Attention: Division of Investment Management

100 F St., N.E.

Washington, D.C. 20549

Re:	iShares, Inc.

File No. 811-9102

Preliminary Proxy Materials

Ladies and Gentlemen:

On behalf of iShares, Inc. (the “Company”), we hereby transmit for filing pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934 final proxy materials whereby the Company, on behalf of each of the iShares MSCI Austria Index Fund and the iShares MSCI Netherlands Index Fund (each, a “Fund”), will seek shareholder approval of the following proposals:

1.	To approve a change in the investment objective of each Fund; and

2.	To approve a change in the classification of each Fund’s investment objective from a fundamental investment policy to a non-fundamental investment policy.

The Company expects to mail definitive proxy materials to shareholders by October 8, 2007.

If you have any questions or comments, please call me at (415) 817-6131 or Anthony Vertuno or Elliot Gluck of Willkie Farr & Gallagher LLP at (202) 303-1203 and (212) 728-8138, respectively.

Sincerely,

/s/ Kevin Smith
Kevin Smith

cc:	Anthony Vertuno, Esq.
Elliot Gluck, Esq.